NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of the holders of common shares (the "Shares") of Peak Fintech Group Inc. (the "Corporation") will be held on June 30, 2021 at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2020 and the report of the auditors thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint Raymond Chabot Grant Thornton LLP, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice is also hereby given that the Board of directors (the "Board" or the "Board of directors") of the Corporation has fixed the record date for the Meeting at the close of business on May 28, 2021. The management information circular and the instrument of proxy for the Meeting are appended to the present Notice of Meeting. Shareholders may exercise their rights by attending the Meeting or by completing an instrument of proxy (the "Proxy"). Your Shares will be voted in accordance with your instructions as indicated on the Proxy. If you will not attend the Meeting in person, kindly complete and return the enclosed form of proxy to the transfer agent, AST Trust Company (AST), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, in the envelope provided. In order to be valid, the proxy must be in the hands of AST no later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof, or sent by facsimile at 1-866-781-3111 (toll-free in North America) or (416) 368-2502 by 2:00 PM (Montreal time), at the latest, two business days before the Meeting, or any adjournment thereof; or unless it is delivered to the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. A person appointed as Proxy need not be a shareholder of the Corporation.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold its 2021 AGM virtually, allowing shareholders to attend the meeting while also protecting the health of everyone. However, note that the corporation can not accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore highly recommended that shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://tinyurl.com/Peak2021agm

Once your registration has been approved, you will receive an email with a link to the meeting. If you experience difficulties by clicking the link, please copy and paste the link in your browser. A virtual meeting account is required to enter the meeting through a Web based application. The registration confirmation email also contains a conference call number, which you can use to access the meeting with your phone.

SIGNED at Montréal, Quebec, on May 27, 2021

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Johnson Joseph

Johnson Joseph, President & CEO